UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K ☐  Form 20-F  ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Dendrite 401(k) Plan

 Full Name of Registrant

 Former Name if Applicable

1405 US Highway 206

 Address of Principal Executive Office (Street and Number)

Bedminster, New Jersey 07921

 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has recently discovered a potential error in the administration of the Plan that may have had the effective impact of excluding certain temporary employees from participation in the Plan. The Plan sponsor is actively investigating this issue to confirm whether or not an error has occurred and, if so, to determine its scope. In the event an error has occurred, the Plan sponsor would be expected to contribute additional monies to the Plan. However, as this investigation is not complete, the amount of any such potential contribution is not determinable at this time. For the foregoing reason, the Registrant was unable to finalize the financial statements and timely file its Annual Report on Form 11-K for the fiscal year ended December 31, 2005 without unreasonable effort or expense. The Registrant anticipates that it will submit the Report on Form 11-K to the Commission via EDGAR for filing as soon as possible following the filing of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

(Name)                                                                    (Area Code)        (Telephone Number)

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

                                                                                                                                                                                                                              ☒  Yes  ☐ No

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                                                              ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dendrite 401(k) Plan

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2006	By:	BRENT J. COSGROVE
Brent J. Cosgrove
Member, Retirement Committee